Filed pursuant to Rule 253(g)(2)

File No. 024-12583

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 1 DATED JANUARY 8, 2026

TO THE OFFERING CIRCULAR DATED SEPTEMBER 5, 2025

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated September 5, 2025 and filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2025, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose (i) the Company’s declaration of a distribution to its Members, (ii) the updated Net Asset Value (“NAV”) per Unit, and (iii) the Company’s change of transfer agent.

Declaration Of Distribution

On October 9, 2025, Roots REIT Management, LLC (the “Manager”) the manager of the Company announced a quarterly cash distribution of $1.50 per unit of limited liability company membership interest of the Company (each, a “Unit”) for unitholders of record as of the close of business on August 31, 2025, so long as such Units were owned through September 30, 2025. The total amount distributed was $905,277.

Updated Unit Purchase Price Based On Net Asset Value (“NAV”) Per Unit

On October 10, 2025, the Manager announced that the NAV per Unit will increase from $144 to $147.50 effective as of October 10, 2025.

As described in the Company’s Offering Circular, the purchase price of the Company’s Units is adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter) and is equal to the Company’s NAV divided by the number of Units outstanding as of the close of business on the last business day of the prior fiscal quarter. Accordingly, the purchase price was adjusted to $147.50 per Unit, beginning on October 10, 2025, and will be effective until updated by the Company at the beginning of the first quarter of 2026, or within a commercially reasonable time thereafter, unless updated by the Company prior to that time.

NAV per Unit is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s Units outstanding as of September 30, 2025. The Company’s NAV per Unit is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Units—Valuation Policies.”

The Company’s NAV per Unit as of October 10, 2025, increased by $3.50 since the last NAV announcement in the beginning of the 3rd quarter of 2025.

Change of Transfer Agent

Effective January 1, 2026, the Company changed its transfer agent and registrar from Computershare, N.A (“Computershare”) to BitGo Stakeholder Services LLC (the “Transfer Agent”). The Transfer Agent is registered with the Securities and Exchange Commission (“SEC”). This change is not expected to result in any significant changes to the manner in which the Company conducts its Offering, or to the nature of the Company’s business or plan of operations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: January 8, 2026

Safe Harbor Statement

This supplement to the Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for the properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 5, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 5, 2025, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.